UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GULF ISLAND FABRICATION, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

402307102

(CUSIP Number)

Garrett Lynam
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
(203) 595-4552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 402307102	SCHEDULE 13D/A	Page 2 of 6 Pages

CUSIP No. 402307102	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC 47-3106673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 1,811,894 shares of Common Stock (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,811,894 shares of Common Stock (1)
WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,894 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% of outstanding shares of Common Stock (2)
14	TYPE OF REPORTING PERSON OO

(1)       See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).

(2)       This calculation is based upon 15,518,069 shares of common stock outstanding as of April 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, filed on May 12, 2021 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D/A	Page 3 of 6 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D filed on March 22, 2018 (the “Original Schedule 13D”), as amended on April 6, 2018 (“Amendment No. 1”), on April 25, 2018 (“Amendment No. 2”), on November 6, 2018 (“Amendment No. 3”), on November 21, 2019 (“Amendment No. 4”), on February 27, 2020 (“Amendment No. 5”) and on March 18, 2020 (“Amendment No. 6”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given to them in the Original Schedule 13D (as amended by the foregoing amendments). The Original Schedule 13D (as amended by the foregoing amendments) remains in full force and effect, except as specifically amended by this Amendment No. 7. This Amendment No. 7 is being filed to report that the Cooperation Agreement (defined in Item 4 below) expired according to its terms on May 21, 2021.

Item 2.	Identity and Background.

Item 2(c) the Schedule 13D is hereby amended by replacing the reference to “Jonathan Sackler” with “The Estate of Jonathan Sackler”.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Person acquired the Shares because it believed the Shares were undervalued when acquired and represented an attractive investment opportunity. The Reporting Person’s representatives (which includes Robert Averick, other employees of Kokino and Kokino’s advisers) have had and may continue to have discussions with the Company’s representatives (including its board of directors (the “Board”) and management) regarding topics including: (1) Board composition, size and expenses, (2) management incentive plan, (3) possible sale of operating divisions and/or the Company, (4) possible expense savings opportunities, (5) risk management practices, (6) capital structure, and (7) capital allocation. The Reporting Person’s representatives have also spoken (and may continue to speak) with the Company regarding the Company’s strategy, governance, business and operations, and improving the performance of the Company’s stock. In addition, the Reporting Person has engaged in communications (and may continue to communicate) regarding the items above with other shareholders of the Company, knowledgeable industry or market observers, industry participants, and other persons.

Mr. Averick is currently a director of the Company. In connection with Mr. Averick’s appointment to the Board as a director in 2018, the Reporting Person and Kokino entered into a cooperation agreement (as amended, the “Cooperation Agreement”) with the Company regarding the composition of the Board and certain other matters. This description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement and certain other ancillary documents, which are incorporated herein by reference (See Item 7, Exhibit A, Exhibit B and Exhibit C).

The Cooperation Agreement expired according to its terms on May 21, 2021.

CUSIP NO. 402307102	SCHEDULE 13D/A	Page 4 of 6 Pages

The Reporting Person intends to review its investment in the Company on an ongoing basis. The Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Company. The actions taken by the Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Company; subsequent developments affecting the Company; the Company’s business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Company’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board and management of the Company; and other factors deemed relevant. In particular, the Reporting Person’s acquisition or sale of Shares will depend on Mr. Averick’s perception of overall market conditions, other investment opportunities available to the Reporting Person, the availability of Shares at prices that would make the purchase of Shares desirable, and applicable trading restrictions that apply to the Reporting Person given Mr. Averick’s role as a director of the Company.

Notwithstanding anything to the contrary herein, the Reporting Person specifically reserves the right to exercise any and all of its rights as a shareholder of the Company in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

The foregoing list of intentions, plans, strategies, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting person will take any of the actions set forth above.

CUSIP NO. 402307102	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

From time to time, the Reporting Person may hold a portion of its assets, which may include some of the Company’s securities, in prime brokerage accounts or other “margin accounts” at one or more institutions, which accounts provide the Reporting Person with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Company’s securities owned by the Reporting Person are held from time to time in such accounts, they may be subject to such counterparty rights.

CUSIP NO. 402307102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

	By:	/s/ Garrett Lynam
Garrett Lynam
General Counsel